Filed Pursuant to Rule 433
Registration No. 333-180289
December 5, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012, and
Equity Index Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
## Autocallable Notes

▶ Autocallable Notes Linked to the S&P 500® Index (the "Reference Asset")

▶ 3-year term

▶ The notes will be automatically called on an annual call observation date if the level of the reference asset is equal to or greater than its initial level

▶ Call Premium of at least 8.25% per annum, to be determined on the Pricing Date

▶ Full exposure to declines in the reference asset if the level of reference asset decreases by more than 25%

▶ Repayment of principal at maturity if the level of the reference asset does not decline by more than 25%, subject to the credit risk of HSBC

▶ Callable annually

The Autocallable Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

**The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $980 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.**

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 |  |  |
| Total |  |  |  |

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

**The Notes:**

| **Are Not FDIC Insured** | **Are Not Bank Guaranteed** | **May Lose Value** |
|---|---|---|

HSBC ◆

**HSBC USA Inc.**

# Autocallable Notes
Linked to the S&P 500® Index

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Three years |
| **Reference Asset** | The S&P 500® Index ("SPX") |
| **Call Premium** | At least 8.25% per annum (to be determined on the Pricing Date) |
| **Call Feature** | The Notes will be automatically called if the Official Closing Level of the Reference Asset on any annual Call Observation Date is at or above the Initial Level. In such a case, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Call Price*, reflecting a return equal to the Call Premium. |
| **Payment at Maturity per Note** | Unless the Notes are automatically called, for each $1,000 Principal Amount of Notes, you will receive a cash payment on the Maturity Date, calculated as follows: <br> ■ **If the Reference Return on the Final Valuation Date is less than zero but greater than or equal to the Barrier Level**, 100% of the Principal Amount. <br> ■ **If the Reference Return on the Final Valuation Date is less than the Barrier Level**: <br> $1,000 + ($1,000 × Reference Return). <br> If the Reference Return is less than the Barrier Level, you will lose a significant portion, and could lose all, of your Principal Amount. |
| **Reference Return** | $\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| **Initial Level** | See page FWP-5 |
| **Final Level** | See page FWP-5 |
| **Barrier Level** | -25% |
| **Call Observation Dates** | See page FWP-4 |
| **Trade Date** | December     , 2013 |
| **Original Issue Date** | December     , 2013 |
| **Final Valuation Date†** | December     , 2016 |
| **Maturity Date** | December     , 2016 |
| **CUSIP** | 40432XQT1/US40432XQT18 |

\* As more fully described beginning on page FWP-4.

† Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

## The Notes

The Notes may be suitable for investors who believe the level of the Reference Asset will remain flat or appreciate. If the Official Closing Level of the Reference Asset on any annual Call Observation Date is at or above the Initial Level, the Notes will be called and you will receive a return equal to the applicable Call Price.

If the Notes are not called and the Reference Return on the Final Valuation Date is less than zero but greater than or equal to the Barrier Level, you will receive the Principal Amount of your Notes at maturity.

If the Notes are not called and the Reference Asset declines by more than 25%, we will pay you less than the Principal Amount, if anything, resulting in a loss of principal that is proportionate to the negative Reference Return.

The offering period for the Notes is through **December     , 2013**



HSBC ◆

## Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called and, if they have not been called, whether the Reference Return on the Final Valuation Date is below the Barrier Level.



## Information about the Reference Asset

### S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top five industry groups by market capitalization as of December 4, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.



The graph above illustrates the daily five year performance of the Reference Asset through December 3, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® service. Past performance is not necessarily an indication of future results.  For further information on the Reference Asset please see "The S&P 500® Index" on page FWP-13 and in the accompanying Equity Index Underlying Supplement.  We have derived all disclosure regarding the Reference Asset from publicly available information.  Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

# HSBC USA Inc.
# Autocallable Notes



This free writing prospectus relates to an offering of Autocallable Notes. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus, and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should be willing to forgo guaranteed interest payments, and all dividend payments, during the term of the notes and, if the Reference Return is less than -25%, lose up to 100% of your principal. In addition, the payment on the Notes will not exceed the sum of the Principal Amount and the Call Price, if payable.

This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

**Issuer:** HSBC USA Inc.

**Principal Amount:** $1,000 per Note

**Reference Asset:** The S&P 500® Index ("SPX")

**Call Premium:** At least 8.25% per annum (to be determined on the Pricing Date)

**Trade Date:** December    , 2013

**Pricing Date:** December    , 2013

**Original Issue Date:** December    , 2013

**Final Valuation Date:** December    , 2016, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

**Maturity Date:** 3 business days after the Final Valuation Date, and expected to be December    , 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

**Call Feature:** We will automatically call the Notes if the Official Closing Level on any annual Call Observation Date is at or above the Initial Level.

**Call Observation Dates:** December    , 2014, December    , 2015 and December    , 2016 (the Final Valuation Date), each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

**Call Payment Dates:** December    , 2014, December    , 2015 and December    , 2016 (the Maturity Date), each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

**Call Price:** If the Notes are called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Call Price for the corresponding Call Observation Date. The amount of the Call Price is based upon a Call Premium that will be at least 8.25% per annum. The actual Call Premium upon which the Call Price is based will be determined on the Pricing Date.

| Expected Call Observation Date | Call Price (per $1,000 Principal Amount Note) | Return on the Notes |
|---|---|---|
| December    , 2014 | $1,082.50 | 8.25% |
| December    , 2015 | $1,165.00 | 16.50% |
| December    , 2016 (Final Valuation Date) | $1,247.50 | 24.75% |

| | |
|---|---|
| **Payment at Maturity:** | Unless the Notes are called, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows: |

- **If the Reference Return on the Final Valuation Date is less than zero but greater than or equal to the Barrier Level**, 100% of the Principal Amount.

- **If the Reference Return on the Final Valuation Date is less than the Barrier Level**:

  $1,000 + ($1,000 × Reference Return).

  Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%.  **If the Reference Return is less than the Barrier Level, you will lose a significant portion, and could lose all, of your investment.**

| | |
|---|---|
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

| | |
|---|---|
| **Initial Level:** | The Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the Reference Asset on the Final Valuation Date. |
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on the Bloomberg Professional® service page "SPX <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Barrier Level:** | -25% |
| **CUSIP/ISIN** | 40432XQT1/US40432XQT18 |
| **Form of Notes:** | Book-Entry |
| **Calculation Agent:** | HSBC USA Inc. or one of its affiliates. |
| **Listing:** | The Notes will not be listed on any securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes.  The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to an offering of notes linked to the Reference Asset.  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc.  We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.  Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸   The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸   The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸   The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes.  You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Level on any annual Call Observation Date is at or above the Initial Level.  If the Notes are automatically called, investors will receive, on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Call Price for the applicable Call Observation Date.  The Call Price is a cash payment reflecting a return equal to the Call Premium that will be at least 8.25% per annum. The Call Premium and Call Prices will be determined on the Pricing Date.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment determined as follows:

▸   If the Reference Return on the Final Valuation Date is less than zero but greater than or equal to the Barrier Level, 100% of the Principal Amount.

▸   If the Reference Return on the Final Valuation Date is less than the Barrier Level:

> $1,000 + ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return is below 0%.  **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

**Business Day**

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

**Payment When Offices or Settlement Systems Are Closed**

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open.  Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor**

S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

- You believe the Reference Return on the Final Valuation Date will not be below the Barrier Level, but you are willing to be exposed to a negative Reference Return on a 1-to-1 basis if the Reference Return is less than -25%..

- You believe that the Official Closing Level will be at or above the Initial Level on at least one Call Observation Date, including the Final Valuation Date.

- You are willing to hold Notes that will be called on any Call Observation Date on which the Official Closing Level is at or above the Initial Level, or you are otherwise willing to hold the Notes to maturity.

- You are willing to make an investment whose return is limited to the pre-specified return on any Call Payment Date, which is equal to the relevant Call Premium.

- You are willing to forgo dividends or other distributions paid on the stocks comprising the index.

- You do not seek current income from this investment.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

- You believe that the Reference Return on the Final Valuation Date will be below the Barrier Level.

- You believe that the Official Closing Level will be below the Initial Level on all the Call Observation Dates, including the Final Valuation Date.

- You seek an investment that provides full return of principal at maturity.

- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -25%.

- You are unable or unwilling to hold Notes that will be called on any Call Observation Date on which the Official Closing Level is at or above the Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You seek an investment whose return is not limited to the pre-specified return on any Call Payment Date, which is equal to the relevant Call Premium.

- You prefer to receive the dividends or other distributions paid on the stocks comprising the index.

- You seek an investment with current income.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.  Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶   "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶   "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### Your investment in the Notes may result in a loss.

You will be fully exposed to the decline in the Final Level from the Initial Level if the Reference Return is beyond the Barrier Level of -25%.  Accordingly, if the Reference Return is less than -25%, your Payment at Maturity will be significantly less than the Principal Amount of your notes.  You may lose up to 100% of your investment at maturity if the Reference Return is negative and less than the Barrier Level.

### The Notes may be called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you would receive the Call Premium could be as little as twelve months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

### Your return on the Notes is limited.

Your potential gain on the Notes will be limited to the Call Premium applicable to a Call Observation Date, regardless of the appreciation in the Reference Asset, which may be significant. Similarly, because the determination of whether the Notes will be called will be based on the level of the Reference Asset on a limited number of Call Observation Dates prior to the Maturity Date, and because, if the Notes are not called, the Payment at Maturity will be based on the level of the Reference Asset on the last Call Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary decrease in the level of the Reference Asset on any or all of the Call Observation Dates. Conversely, you will not benefit from higher level of the Reference Asset at any time during the term of the Notes other than on the Call Observation Dates.

### The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

### Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

### The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than the Call Observation Dates, including the Final Valuation Date.**

The payments on the Notes will be based on the Official Closing Level of the Reference Asset on the Call Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events.  Even if the level of the Reference Asset is greater than or equal to the Initial Level during the term of the Notes other than on a Call Observation Date but then drops on the Call Observation Dates to a level that is less than the Initial Level, the Notes will not be called. Further, even if the level of the Reference Asset is greater than the Barrier Level during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Barrier Level, the Payment at Maturity will be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease.  Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

**Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset.  The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset.  The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes.  The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities.  As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market.  In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you.  We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models.  These pricing models consider certain assumptions and variables, which can include volatility and interest rates.  Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs.  These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes.  If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs.  The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity.  Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately three months after the Original Issue Date.  This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes.  We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to the Initial Level. We cannot predict the Official Closing Level of the Reference Asset on any Call Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset or the Notes. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000 Principal Amount of Notes and assume the following:

| | |
|---|---|
| Term: | 3 years (unless earlier called) |
| Hypothetical Initial Level: | 100 |
| Barrier Level: | -25% |

Returns and Call Prices* on Call Observation Dates:

| Call Observation Dates | Return* | Call Price* |
|---|---|---|
| December    , 2014 | 8.25% | $1,082.50 |
| December    , 2015 | 16.50% | $1,165.00 |
| December    , 2016 (Final Valuation Date) | 24.75% | $1,247.50 |

> \* Based on a Call Premium of 8.25% per annum.  The actual Call Premium will be set on the Pricing Date.

**Example 1**—**The Official Closing Level is 110 on the first Call Observation Date – the Notes are called.**

Because the Official Closing Level of the Reference Asset on the first Call Observation Date (expected to be December    , 2014) is above the hypothetical Initial Level, the Notes are automatically called at the applicable Call Price of $1,082.50 per Note, representing an 8.25% return on the Notes. As long as the Official Closing Level of the Reference Asset is at or above the Initial Level on any of the three Call Observation Dates, you will receive the applicable Call Price.

**Example 2**— **The Official Closing Level is less than 100 on the first two Call Observation Dates, and is 105 on the Final Valuation Date – the Notes are called.**

Because (i) the Official Closing Level of the Reference Asset on the first two Call Observation Dates is below the hypothetical Initial Level and (ii) the Official Closing Level of the Reference Asset on the final Call Observation Date (which is also the Final Valuation Date) is above the hypothetical Initial Level, the Notes are automatically called at the applicable Call Price of $1,247.50 per Note, representing a 24.75% return on the Notes.

**Example 3**— **The Official Closing Level is less than the hypothetical Initial Level on all three Call Observation Dates and the Reference Return on the Final Valuation Date is greater than or equal to the Barrier Level – the Notes are NOT called.**

Because the Official Closing Level is less than the hypothetical Initial Level on all three Call Observation Dates, the Notes are not automatically called. Furthermore, because the Reference Return on the Final Valuation Date is greater than or equal to the Barrier Level, you will receive the Principal Amount at maturity of $1,000 per Note (a return of zero percent).

**Example 4**— **The Official Closing Level is less than the hypothetical Initial Level on all three Call Observation Dates and the Reference Return on the Final Valuation Date is -60%, which is less than the Barrier Level – the Notes are NOT called.**

Because the Official Closing Level is less than the hypothetical Initial Level on all three Call Observation Dates, the Notes are not automatically called.  Furthermore, because the Reference Return on the Final Valuation Date is less than the Barrier Level, the Principal Amount of your Notes is at risk and you will suffer a loss on the Notes of 60%, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times -60.00\%) = \$400$$

In this example, you would lose some or all of your Principal Amount at maturity.

*If the Notes are not called and the Reference Return on the Final Valuation Date is less than the Barrier Level, you are fully exposed on a 1-to-1 basis to declines in the level of the Reference Asset.  YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.*

# THE S&P 500® INDEX

## Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top five industry groups by market capitalization as of December 4, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from December 3, 2008 through December 3, 2013. The closing level for the SPX on December 3, 2013 was 1,795.15. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Call Observation Date or on the Final Valuation Date.

*License Agreement*

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by HSBC, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Official Closing Level. If the Notes are called, the calculation agent will determine the Call Price based upon the Call Premium and the amount of time that the Notes have been outstanding through the date of acceleration. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, exchange or call and we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

## TABLE OF CONTENTS

### Free Writing Prospectus



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $ Autocallable Notes

**December 5, 2013**

## FREE WRITING PROSPECTUS